SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One)

[X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [ ] Form 10-Q [ ] Form N-SAR
     For Period Ended: June 30, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:___________________________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

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Part I - Registrant Information
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Full name of registrant:

     Concord Energy Incorporated


Address of principal executive office (Street and number):

     1515 Simmons St.

City, State and Zip Code:

     Jourdanton, Texas 78026

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;





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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K,  10-KSB,  20-F, 11-K
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is not able to file its Annual Report on Form 10-K for the period ended June 30, 1997 (the "Annual Report") within the time period prescribed for such report without unreasonable effort or expense. The Company has been unable to timely conclude its compilation and review of the Annual Report in light of reduced management resources and recent operational matters that have required substantial management time and attention. The Company will file the Annual Report within the time prescribed by Rule 12b-25.

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

       Deral Knight, President and Chief Executive Officer (830) 769-3955

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify reports(s).            [ ] Yes [X] No

     The Form 10-K for fiscal year 1996 was filed late.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion therof?
                                [X]Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     The net loss for fiscal 1997 is  estimated to be  approximately  $6,200,000 compared to $6,800,000 in fiscal 1996. The estimated $6,200,000 net loss for fiscal 1997 includes interest expense of approximately $1,000,000. The estimated operating loss for fiscal 1997 is $5,300,000, including a non-recurring charge (approximately $2,400,000) related to the write down of goodwill related to the acquisition of Integrated Petroleum Systems Corporation. The operating loss for fiscal 1996 was approximately $5,700,000, which included a non-recurring inventory adjustment (approximately $3,000,000) to lower of cost or market. Total revenues for fiscal year 1997 and 1996 were approximately $10,500,000 and $10,800,000, respectively.

                          CONCORD ENERGY INCORPORATED
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 1997     By:     /s/Deral Knight
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                             Deral Knight, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12B-25)of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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